                       SECURITIES AND EXCHANGE COMMISSION,
                              WASHINGTON, DC 20549

                                   ----------

                                   SCHEDULE TO
                                 (Rule 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 2)
                                (Final Amendment)


                       UNITED INVESTORS GROWTH PROPERTIES
--------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))


                           AIMCO PROPERTIES - OFFEROR
--------------------------------------------------------------------------------
 (Name of Filing Persons (Identifying Status as Offeror, Issuer or Other Person)


                            LIMITED PARTNERSHIP UNITS
--------------------------------------------------------------------------------
                           (Title of Class Securities)

                                 Patrick J. Foye
                            Executive Vice President
                   Apartment Investment And Management Company
                           Colorado Center, Tower Two
                   2000 South Colorado Boulevard, Suite 2-1000
                             Denver, Colorado 80222
                                 (303) 757-8081
--------------------------------------------------------------------------------
                 (Name, Address, and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                    Copy To:
                                Gregory M. Chait
                                  Robert Barker
                     Powell, Goldstein, Frazer & Murphy LLP
                   191 Peachtree Street, N.E., Sixteenth Floor
                             Atlanta, Georgia 30303
                                 (404) 572-6600

                            CALCULATION OF FILING FEE

Transaction Valuation*          Amount of Filing Fee
----------------------          --------------------
$78,118.27                              $7.18**

    *  For purposes of calculating the fee only.

    ** Previously paid.

    [ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                        Filing Party:
                          ----------                         ----------
Form or Registration No.:                      Date Filed:
                          ----------                         ----------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

       Check the appropriate boxes below to designate any transactions to which the statement relates:

       [X] third-party tender offer subject to   [ ] going-private transaction
           Rule 14d-1.                               subject to Rule 13e-3.

       [ ] issuer tender offer subject to Rule   [ ] amendment to Schedule 13D
           13e-4.                                    under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

                             TENDER OFFER STATEMENT

         This is the Final Amendment to the Tender Offer Statement on Schedule TO relating to the tender offer by AIMCO Properties, L.P., a Delaware limited partnership, to purchase outstanding units of limited partnership interest of United Investors Growth Properties, a Missouri limited partnership, at a price of $4 per unit in cash, subject to the conditions set forth in the Offer to Purchase, dated February 25, 2002, and in the related Letter of Transmittal and Acknowledgment and Agreement, which, as amended, together constitute the tender offer.

         At midnight, New York time, on March 29, 2002, the offer expired pursuant to its terms. A total of 594 units, representing approximately 1.50% of the outstanding units, were validly tendered and not withdrawn pursuant to the offer. AIMCO Properties, L.P., has accepted for payment all of the units at a price of $4 per unit.



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

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: April 2, 2002
                                         AIMCO PROPERTIES, L.P.

                                         By: AIMCO-GP, INC.
                                                  (General Partner)

                                         By: /s/ Patrick J. Foye
                                             -----------------------------------
                                         Executive Vice President


                                         AIMCO-GP, INC.

                                         By: /s/ Patrick J. Foye
                                             -----------------------------------
                                             Executive Vice President


                                         APARTMENT INVESTMENT
                                         AND MANAGEMENT COMPANY

                                         By: /s/ Patrick J. Foye
                                             -----------------------------------
                                         Executive Vice President


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